Exhibit 99.1

Crescent Point to Host Investor Day

CALGARY, AB, Feb. 15, 2024 /CNW/ -  Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX: CPG) (NYSE: CPG) will host an Investor Day where members of the Company's executive team will discuss Crescent Point's corporate strategy, operational results and long-term development plan.

The Investor Day presentation will be held on the morning of March 20, 2024 and will begin at 8:15 a.m. MT (10:15 a.m. ET). In-person attendance to this event is by invitation only.

For those interested in joining virtually, the presentation will be webcast live with the Company recommending that all webcast participants log in at least 15 minutes prior to the start of the presentation. A copy of the presentation will be available on Crescent Point's website earlier that morning and a replay will be available, shortly following the conclusion of the event.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Shant Madian, Vice President, Capital Markets, or
Sarfraz Somani, Manager, Investor Relations
Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070
Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

View original content:https://www.prnewswire.com/news-releases/crescent-point-to-host-investor-day-302062195.html

SOURCE Crescent Point Energy Corp.

View original content: http://www.newswire.ca/en/releases/archive/February2024/15/c9974.html

%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 12:00e 15-FEB-24